FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 12, 2003

Commission File Number 333-66973

AERCO LIMITED

22 Grenville Street
St. Helier
Jersey, JE4 8PX
Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

INDEX TO EXHIBITS

Item
1.	AerCo Limited Monthly Report to Noteholders for June 2003.
24.	Power of Attorney for AerCo Limited.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2003

AERCO LIMITED (Registrant)

By:	/s/ Adrian Robinson
Name: Adrian Robinson
Title: Attorney-in-Fact

Item 1

AERCO LIMITED Report to Noteholders All amounts in US dollars unless otherwise stated

Month	June–03
Payment Date	15th of each month
Convention	Modified Following Business Day
Current Payment Date	16–Jun–03
Current Calculation Date	10–Jun–03
Previous Payment Date	15–May–03
Previous Calculation Date	9–May–03

1. Account Activity Summary between Calculation Dates

	Prior Balance 9–May–03	Deposits	Withdrawals	Balance on Calculation Date 10–Jun–03

Expense Account	3,776,774.47	2,126,482.91	(5,301,132.00)	602,125.38
Collection Account	94,905,888.83	13,361,115.08	(15,258,367.77)	93,008,636.14
Aircraft Purchase Account	–	–	–	–

– Liquidity Reserve cash balance	80,549,021.00	400,000.00	(100,000.00)	80,849,021.00

Total	98,682,663.30	15,487,597.99	(20,559,499.77)	93,610,761.52

2. Analysis of Aircraft Purchase Account Activity

Opening Balance on Previous Calculation Date				–
Interest Income				–
Aircraft Purchase Payments				–
Economic Swap Payments				–

Balance on Current Calculation Date				–

3. Analysis of Expense Account Activity

Opening Balance on Previous Calculation Date				3,776,774.47
Transfer from Collection Account on previous Payment Date				2,124,725.53
Permitted Aircraft Accrual				–
Interim Transfer from Collection Account				–
Interest Income				1,757.38
Balance on current Calculation Date
– Payments on previous payment date				(2,611,151.54)
– Interim payments
– Other				(2,689,980.46)

Balance on Current Calculation Date				602,125.38

4. Analysis of Collection Account Activity

Opening Balance on Previous Calculation Date				94,905,888.83
Collections during period				13,361,115.08
Transfer to Expense Account on previous Payment Date
– Required Expense Amount				(2,124,725.53)
– Permitted Aircraft Modifications				–
Interim Transfer to Expense Account				–
Net Swap payments on previous Payment Date				(3,396,926.65)
Aggregate Note Payments on previous Payment Date				(9,736,715.59)

Balance on Current Calculation Date				93,008,636.14

Analysis of Liquidity Reserve Amount
First Collection Account Reserve				30,000,000.00
Second Collection Account Reserve				35,000,000.00
Cash Held
– Security Deposits				15,849,021.00
Liquidity Reserve Amount				80,849,021.00

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

AERCO LIMITED Report to Noteholders All amounts in US dollars unless otherwise stated

Current Payment Date		16-Jun-03
Current Calculation Date		10-Jun-03
Previous Payment Date		15-May-03
Previous Calculation Date		9-May-03

Balance in Collection and Expense Account		93,610,761.52
Liquidity Reserve Amount		(80,849,021.00)

Available Collections		12,761,740.52

4. Analysis of Collection Account Activity (Continued)

Analysis of Current Payment Date Distributions

(I)	Total Required Expense Amount	5,000,000.00
(II) a)	Class A Interest but excluding Step-up	1,250,437.80
b)	Swap Payments other than subordinated swap payments	3,439,488.46
(iii)	First Collection Account top-up (Minimum liquidity reserve $30 m)	30,000,000.00
(iv)	Class A Minimum principal payment	-
(v)	Class B Interest	243,495.62
(vi)	Class B Minimum principal payment	644,512.84
(vii)	Class C Interest	414,305.96
(viii)	Class C Minimum principal payment	-
(ix)	Class D Interest	708,333.33
(x)	Class D Minimum principal payment	-
(xi)	Second collection account top-up	50,849,021.00
(xii)	Class A Scheduled principal	1,061,166.51
(xiii)	Class B Scheduled principal	-
(xiv)	Class C Scheduled principal	-
(xv)	Class D Scheduled principal	-
(xvi)	Permitted accruals for Modifications	-
(xvii)	Step-up interest	-
(xviii)	Class A Supplemental principal	-
(xix)	Class E Primary Interest	-
(xx)	Class B Supplemental principal	-
(xxi)	Class A Outstanding Principal	-
(xxii)	Class B Outstanding Principal	-
(xxiii)	Class C Outstanding Principal	-
(xxiv)	Class D Outstanding Principal	-
(xxv)	Subordinated Swap payments	-

	Total Payments with respect to Payment Date	93,610,761.52
	less collection Account Top Ups (iii) (b) and (xi) (b) above	80,849,021.00

		12,761,740.52

		0.00

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

Current Payment Date		16-Jun-03
Current Calculation Date		10-Jun-03
Previous Payment Date		15-May-03
Previous Calculation Date		9-May-03

5. Payments on the Notes by Subclass

Floating Rate Notes	Subclass A-2	Subclass A-3	Subclass A-4	Total Class A	Subclass B-1	Subclass B-2	Total Class B	Subclass C-1	Subclass C-2	Total Class C

Applicable LIBOR	1.31000%	1.31000%	1.31000%		1.31000%	1.31000%		1.31000%	1.31000%
Applicable Margin	0.3200%	0.4600%	0.5200%		0.6000%	1.0500%		1.3500%	2.0500%
Applicable Interest Rate	1.63000%	1.77000%	1.83000%		1.91000%	2.36000%		2.66000%	3.36000%
Day Count	Act/360	Act/360	Act/360		Act/360	Act/360		Act/360	Act/360
Actual Number of Days	32	32	32		32	32		32	32
Interest Amount Payable	154,835.51	854,921.41	240,680.88	1,250,437.80	104,615.62	138,880.01	243,495.62	187,350.80	226,955.16	414,305.96
Increase in Step-up Interest Amount Payable in Current Month	NA	242,359.61	NA	242,359.61	NA	NA		NA	NA
Total Step-up Interest Amount Payable to date	NA	895,321.10	NA	895,321.10	NA	NA		NA	NA

Total Interest Paid	154,835.51	854,921.41	240,680.88	1,250,437.80	104,615.62	138,880.01	243,495.62	187,350.80	226,955.16	414,305.96

Expected Final Payment Date	15-Dec-05	15-Jun-02	15-May-11		15-Jul-13	15-Jun-08		15-Jul-13	15-Jun-08
Excess Amortisation Date	17-Aug-98	15-Feb-06	15-Aug-00		17-Aug-98	15-Aug-00		17-Aug-98	15-Aug-00

Original Balance	290,000,000.00	565,000,000.00	235,000,000.00		85,000,000.00	80,000,000.00		85,000,000.00	80,000,000.00
Opening Outstanding Principal Balance	106,865,000.00	543,382,252.30	147,959,557.46	798,206,809.76	61,619,146.63	66,203,392.39	127,822,539.03	79,236,710.01	75,989,451.34	155,226,161.35

Extended Pool Factors	48.63%	100.00%	75.23%		79.51%	98.25%		97.65%	97.22%
Pool Factors	35.67%	100.00%	65.26%		72.57%	96.17%		92.22%	93.90%

Minimum Principal Payment	0.00	-	0.00	-	276,850.36	367,662.47	644,512.84	-	-	-
Scheduled Principal Payment	1,061,166.51	-	0.00	1,061,166.51	-	-	-	-	-	-
Supplemental Principal Payment	-	-	-	-	-	-	-	-	-	-

Total Principal Distribution Amount	1,061,166.51	-	0.00	1,061,166.51	276,850.36	367,662.47	644,512.84	-	-	-

Redemption Amount								-	-
- amount allocable to principal				-				-	-
- amount allocable to premium								-	-

Closing Outstanding Principal Balance	105,803,833.49	543,382,252.30	147,959,557.46	797,145,643.25	61,342,296.27	65,835,729.92	127,178,026.19	79,236,710.01	75,989,451.34	155,226,161.35

Fixed Rate Notes	D-2

Applicable Interest Rate	8.50000%
Day count	30 / 360
Number of Days	30
Interest Amount Payable	708,333.33

Total Interest Paid	708,333.33

Expected Final Payment Date	15-Mar-14
Excess Amortisation Date	15-Jul-10

Original Balance	100,000,000.00
Opening Outstanding Principal Balance	100,000,000.00

Extended Pool Factors	100.00%
Expected Pool Factors	100.00%

Extended Amount	-
Expected Pool Factor Amount	-
Surplus Amortisation

Total Principal Distribution Amount	-

Redemption Amount	-
- amount allocable to principal	-
- amount allocable to premium	-

Closing Outstanding Principal Balance	100,000,000.00

AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

Current Payment Date	16-Jun-03
Current Calculation Date	10-Jun-03
Previous Payment Date	15-May-03
Previous Calculation Date	9-May-03

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period	17-Jun-03
End of Interest Accrual Period	15-Jul-03
Reference Date	9-Jul-03

	A-2	A-3	A-4	B-1	B-2	C-1	C-2

Applicable LIBOR	1.18000%	1.18000%	1.18000%	1.18000%	1.18000%	1.18000%	1.18000%
Applicable Margin	0.3200%	0.4600%	0.5200%	0.6000%	1.0500%	1.3500%	2.0500%
Applicable Interest Rate	1.5000%	1.6400%	1.7000%	1.7800%	2.2300%	2.5300%	3.2300%

Fixed Rate Notes	D-1

Actual Pool Factor	100.00%

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

(a) Floating Rate Notes	A-2	A-3	A-4	B-1	B-2	C-1	C-2

Opening Outstanding Principal Balance	106,865.00	543,382.25	147,959.56	61,619.15	66,203.39	79,236.71	75,989.45
Total Principal Payments	1,061.17	-	0.00	276.85	367.66	-	-
Closing Outstanding Principal Balance	105,803.83	543,382.25	147,959.56	61,342.30	65,835.73	79,236.71	75,989.45
Total Interest	154.84	854.92	240.68	104.62	138.88	187.35	226.96
Total Premium	0.0000%	0.5000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%

(b) Fixed Rate Notes	D-2

Opening Outstanding Principal Balance	100,000.00
Total Principal Payments	-
Closing Outstanding Principal Balance	100,000.00

Total Interest	708.33
Total Premium	-

Item 24

POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an “Attorney-in- Fact”), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the “SEC”) upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.

Dated: 24 July 2002	/s/ G. Adrian Robinson
G. Adrian Robinson

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Peter Sokell
Peter Sokell

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Kenneth N. Peters
Kenneth N. Peters

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ M. John McMahon
M. John McMahon

	Witness:	/s/ B. C. Robins

Dated: 9 August 2002	/s/ Sean Brennan
Sean Brennan
	Witness:	Marian Kennedy